Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: July 06, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                     No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Press Release
Swisscom to withdraw from the New York Stock Exchange
As in the case of other leading Swiss companies, Swisscom is also planning to delist its shares and American Depositary Shares, traded as American Depositary Receipts (ADRs), from the New York Stock Exchange (NYSE) and to deregister the company with the U.S. Securities and Exchange Commission (SEC). The main reasons behind this decision are the low trading volume in the US, the relatively high administrative expenses and the recent simplification of the deregistration process by the SEC. The withdrawal is expected to take place in the course of 2007.
To carry out the delisting, the current ADR programme in USD is to be converted from Level 3 to Level 1 for over-the-counter (OTC) trading. Current holders of ADRs will be able to retain their shares or exchange them for ordinary Swisscom AG shares in CHF. Swisscom will be maintaining its listing on the SWX Swiss Exchange in Zurich, with trading on the virt-x in London.
Once the programme has been modified, Swisscom anticipates applying for the deregistration of securities in accordance with the US Securities Exchange Act using Form 15F. The Swiss telecommunications full-service provider will then no longer be obliged to carry out reporting in accordance with the US Securities Exchange Act and will be exempt from the provisions of the Sarbanes-Oxley Act. However, Swisscom will continue to publish the information required in accordance with Rule 12g3-2(b) of the US Securities Exchange Act in English on its website.
Only low trading volume in US — high administrative expenses
Mario Rossi, CFO of the Swisscom Group, explains the reasons behind the intended action: “The trading volume for Swisscom securities is low in the US compared with the virt-x in London, accounting for less than 3% as an annual average. And it will still be possible for us to approach certain US investors within the framework of private placements.”
The SEC recently made it easier to deregister and therefore to terminate the reporting obligations under the US Securities Exchange Act. This prompted Swisscom to take the decision to delist from the NYSE, to convert its ADR programme and to have itself deregistered by the SEC. Consequently, it will no longer incur, in particular, the high administrative expenses and other costs associated with the US listing. The company intends to maintain the current high standard of corporate governance and its transparency towards shareholders, which is also possible without the US listing and is already guaranteed under the stock exchange regulations that in any case apply to Swisscom.
Swisscom is planning to announce a precise timetable and other details when it publishes its half-year results on 8 August 2007.
Berne, 6 July 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: July 06, 2007	by:	/s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law